August 21, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Claire Erlanger and Kevin Woody

Re: Gannett Co., Inc.
Form 10-K for the Year ended December 31, 2024
Form 10-Q for the Quarter ended June 30, 2025
Response Letter Dated July 30, 2025
File No. 001-36097

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated August 12, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the year ended December 31, 2024 and quarterly report on Form 10-Q for the quarter ended June 30, 2025. The Company respectfully acknowledges the Staff’s comment and has addressed it below. For your convenience, the Staff’s comment has been repeated in its entirety in italicized font, with the Company’s response set out immediately below it.

Form 10-Q for the Quarter Ended June 30, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Total Adjusted EBITDA to Net income (loss) attributable to Gannett, page
35

1.We note from your response to our prior comment 1, that you will revise your segment information presentation included in the Use of Non-GAAP Information section in your quarterly earnings press releases to align with your financial reporting in the Form 10-Q and specifically, remove the presentation of net income by segment and continue to focus on Adjusted EBITDA as the key performance measure. However, we note that your disclosure on page 35 of MD&A in your Form 10-Q for the period ended June 30, 2025, which serves as the table reconciling consolidated Adjusted EBITDA to net income attributable to Gannett, begins with the non-GAAP Adjusted EBITDA amounts, rather than the GAAP amount of net income. Please note that to avoid giving undue prominence to the non-GAAP financial measures, the reconciliation should begin with the GAAP measure of net income attributable to Gannett. See guidance in Question 102.10(b) of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Your disclosure in Table 5 on page 11 of your earnings release on Form 8-K should be similarly revised. Please note that the reconciliation needs to only reconcile consolidated Adjusted EBITDA, as each segment Adjusted EBITDA measure when presented separately, is not considered a non-GAAP measure. However, disclosing a total of the segment Adjusted EBITDA measures outside the audited financial statements, would make that amount a non-GAAP measure and it would need to be accompanied by the disclosures required by Item 10(e) of Regulation SK.

Response:

We will revise the table for the reconciliation of Total Adjusted EBITDA to begin with the GAAP measure of Net income attributable to Gannett, consistent with the guidance set forth in Question 102.10(b) of the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. We will include the revised presentation in future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending September 30, 2025 and in future earnings releases furnished on Form 8-K, including revisions to Table 5, as applicable.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at tgosser@gannett.com or (571) 405-0574.

Very truly yours,
/s/ Trisha Gosser
Trisha Gosser Chief Financial Officer